ASX RELEASE | April 9, 2019 | ASX:PLL; NASDAQ:PLL

PIEDMONT LITHIUM PROJECT DEVELOPMENT UPDATE
•	Land position increased by a further 15% to 2,105 acres
•	Initial Mineral Resource estimate at Central property expected in April 2019
•	Updated Mineral Resource estimate for Core property expected in June/July 2019
•	Pre-Feasibility Study (“PFS”)-level metallurgical testwork ongoing at SGS Lakefield
•	Updated Scoping Study based on updated resource and engineering targeted for July 2019
•	Definitive Feasibility Study and permitting approvals both on-track for year-end 2019
•	Company currently evaluating a range of offtake, financing and strategic alternatives

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to provide an update on the development of the Company’s 100% owned Piedmont Lithium Project (“Project”) in the Carolina Tin-Spodumene Belt (“TSB”) in North Carolina, United States. The Company remains on schedule to update its Mineral Resource estimate and Scoping Study near mid-year; to receive required permits and regulatory approvals by year-end; and to complete a Definitive Feasibility Study (“DFS”) by the end of 2019.
Piedmont Lithium Project: Illustrative Project Schedule
Mine Concentrator Development	2019
Task	J	F	M	A	M	J	J	A	S	O	N	D
Land Acquisition
Geology - Exploration Drilling
Geology - Resource Update
Geology - Infill Drilling
Geology - Reserve Statement
Metallurgy - Concentrator PFS Testwork
Metallurgy - Concentrator DFS/Pilot Testwork
Engineering - Updated Scoping Study
Engineering – DFS Engineering
Permitting - Rule 404 Permitting
Permitting - NC State Mining Permit
Permitting - Community Engagement
Offtake, Financing and Strategic Discussions

Keith D. Phillips, President and Chief Executive Officer, said, “We continue to make good progress in several areas critical to our strategy, and remain on-track to begin construction in early-2020, consistent with the schedule we established in late-2017.  As the only conventional lithium project in the USA, we have attracted considerable strategic interest and have engaged in initial conversations with parties in the lithium, mining, chemicals, battery, automotive, and private equity sectors.  We plan to appoint financial and legal advisors in the coming weeks to assist in the evaluation of strategic and financial plans as we approach a construction decision.”

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

Continued Land Acquisition
The Company has recently increased its overall land position by 15% to 2,105 acres.  The Company’s Core Property now comprises 1,004 acres, representing an 86% increase from the Core land position underlying the maiden Mineral Resource estimate.
PFS-Level Metallurgical Testwork Ongoing
Testwork evaluating Dense Medium Separation (“DMS”) technology remains ongoing at SGS. Preliminary DMS results indicate the potential to include DMS circuitry in the Piedmont concentrator’s design.  Final results of DMS testwork are expected in May 2019 and locked-cycle flotation tests will also be performed.  The results of the testwork program will be used to update the process design from the Scoping Study and to design a pilot program for later in 2019.
Resource Updates Expected in 2019
Piedmont’s Phase 4 drill campaign continues with three rigs actively drilling.  The Company expects that Phase 4 drilling will result in an initial Mineral Resource estimate on the Company’s Central Property in April 2019 and an update to the Mineral Resource estimate on the Company’s Core Property in June/July 2019.
Technical Studies Underway
Marshall Miller has started mine design, sitewide civil design, and waste rock stockpile planning for the Project to support permit activities, Scoping Study update, and future Definitive Feasibility Study.  These studies are expected to continue throughout 2019 with a planned completion by the end of 2019. Primero Group has commenced design engineering to a PFS-level of accuracy and is scheduled to complete a Scoping Study update in July 2019.  The Scoping Study update will integrate updated Mineral Resources, latest metallurgical testwork, flowsheet optimization and updated costs.
Engineering work is proceeding at the PFS-level, but we are eliminating the interim Pre-Feasibility Study from our time-line as drilling is currently focused on resource and mine life expansion rather than the infill drilling required to declare reserves. Following our current drill campaign, we will complete additional infill drilling in advance of an anticipated year-end DFS.
Permitting Activities Proceeding as Anticipated

The public comment period for the Company’s Section 404 Standard Individual Permit application to the US Army Corps of Engineers (USACE) concluded in February 2019.  Piedmont has received the comments from USACE and other regulatory agencies and will provide responses by May 31, 2019.  Piedmont is also proceeding with state and local permit applications.  The Company will undertake a series of community engagement meetings in the coming months and anticipates applying for a North Carolina state mining permit and Gaston County conditional zoning in Q3 2019.

The federal and state reviews are both proceeding as expected and the Company remains confident that the permitting processes will be successfully concluded by year-end 2019.
Strategic Discussions Initiated
Piedmont has been engaged in numerous preliminary off-take, financing and strategic conversations over the past several months.  Interested parties are of a global nature, and include companies from the lithium, mining, chemicals, battery, automotive and private equity sectors.  Piedmont expects to appoint financial and legal advisors in the coming weeks to assist in the evaluation of strategic and financing options, but we do not plan to report on such matters until there is more clarity on the ultimate outcome.

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Mineral Resource of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O.
The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this announcement that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.